January 23, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”)
Form 10-Q for Quarter Ended September 30, 2008 (the “Form 10-Q”)
File Number: 001-09828

Dear Mr. Rosenberg:

This letter is the response of GAINSCO, INC. (the “Company”) to the comments set forth in your letter dated November 25, 2008 regarding the Form 10-K and the Form 10-Q. The responses are set forth below immediately following the numbered comments in your letter, which are reproduced herein (in italics) for ease of reference.

Form 10-K for the year ended December 31, 2007

Item 1 – Business

Insurance Operations, page 6

Technology, page 8

1.	It appears that you have filed copies of your license agreement and service agreement with Guidewire Software, Inc. as material contracts pursuant to item 601(b(10) of Regulation S-K. It does not appear that you have disclosed the material terms of these agreements in your Business section. Please revise to describe the material terms of these agreements, including, but not limited to, any payment provisions, usage restrictions, other rights obtained and material obligations that must be met to keep the agreement in place, and termination provisions.

Response to Comment 1: In future filings in which the information is relevant, beginning with our Form 10-K for the year ended December 31, 2008, we will include the following disclosure regarding the agreements with Guidewire Software, Inc.:

In the personal nonstandard automobile business, MGA utilizes a claims system developed by Guidewire Software, Inc., an unaffiliated company that provides software systems to the property and casualty insurance industry (“Guidewire”), pursuant to a Software License Agreement entered into in May, 2007. This license provides for a five year term during which MGA is to pay an annual license fee equal to $318,000. If MGA’s annual written premium, as defined in the license, exceeds

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

$250 million during the initial five-year term or a renewal term, additional incremental annual fees would be incurred. To date, MGA’s annual written premium, as defined in the license, has not exceeded $250 million. The license entitles MGA to use the claims system and receive software maintenance. At the end of the five year term, MGA will have the options of continuing the license for additional one-year terms, with a annual license fees to be determined, terminating the license (in which case MGA would be required to develop or acquire an alternative system), or acquiring a perpetual license for an additional fee of approximately $950,000. MGA and Guidewire were also parties to a Consulting Services Agreement for services incident to the design and implementation of the claims software, which were completed in 2008.

Financial Statements

Note 2 – Investments, page 81

2.	You disclose that 15% of your bonds available for sale were unrated at December 31, 2007. Please describe the nature and types of investments that are unrated and the reasons why you were unable to obtain ratings for these investments. Please also disclose how you are able to determine the market value and realized or unrealized gains and losses for these fixed-income securities without a credit rating. Please also disclose the internal credit ratings, if any, for these fixed-income securities.

Response to Comment 2: The 15% figure in Note 2 – Investments was an error. The sentence should have read as follows:

As of December 31, 2007, the Standard and Poor’s ratings on the Company’s bonds available for sale were in the following categories: 54% AAA, 1% AA+, 3% AA, 6% AA-, 11% A+, 13% A, 5% A-, 1% BBB+, 4% BBB, 1% BB and 1% at CCC- or above.

The Company had no unrated bonds available for sale as of December 31, 2007. The error occurred because money market investments (which are classified in Short-term investments and typically do not have credit ratings) were erroneously used in these calculations. In future filings we will correct this error regarding 2007 and implement appropriate procedures to ensure that the calculation is made correctly for future periods.

Form 10-Q for the quarter ended September 30, 2008

Financial Statements

Note 2 – Investments, page 13

3.

You disclose that you held thirteen securities with gross unrealized losses totaling $3,710,000 that were in the excess of 12 months category. You also disclosed that the decline in the market value is primarily related to the decrease in the 3-month London Interbank Offered Rate for U. S. dollar deposits. However, the unrealized loss in

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

excess of 12 months of $2.7 million related to your mortgage-backed securities represents over 40% of their fair value. Based on the significant decrease in the fair value of your mortgage-backed securities it appears that some of the decline in fair value may be credit-related or permanent in nature. Please disclose how much of the decline is related to increases in credit spreads and how much is related to other factors and why you concluded that there is no other than temporary impairment.

Response to Comment 3: The Company disclosed that the decline in the market value is primarily related to three items:

1.	The decrease in the 3-month London Interbank Offered Rate for U.S. dollar deposits (“LIBOR”), since the purchases of these securities,

2.	the slowing of prepayments in the mortgage backed and asset backed securities, and

3.	disruptions in the relatively illiquid market in which these securities trade.

The market rate of any asset class is the function of a number of variables (generally the “risk free” rate, credit risk spread, a liquidity premium, and, in the case of callable assets such as mortgage related securities, the spread value of the embedded option premium). The most difficult to identify empirically is the liquidity premium, which may increase not only due to a lack of trading volume in that asset market, but also as a result of other factors such as the ability to use that asset as collateral and the cost and margin required to do so.

The following presents the Company’s estimate of the various components on the mortgage backed securities with unrealized losses of twelve months or longer as September 30, 2008:

Illiquidity and credit	$1.4	million
Slower prepayments	1.0
Lower coupon (LIBOR decline)	.3

Total	$2.7	million

The Company has developed cash flow models for its mortgage backed and asset backed securities with a fair value 15% or more below amortized cost. These models are used to support our valuation analysis of these assets to determine if other than temporary impairment (“OTTI”) exists. With regard to securities as to which the Company has the ability and intent to fully recover principal, if all scheduled principal and interest is expected to be received on a timely basis using the current best estimates of default frequencies, severities, and prepayment speeds, and if the credit rating remains at B or above (S&P), then the decline in value is viewed as being temporary. If the rating declines below B or if there is a disruption (actual or expected) in scheduled principal or interest payments, then the impairment is treated as OTTI.

One security, with book value of $2.0 million and a market value $1.3 million, is dependent on the continued claims paying ability of its financial guarantor (MBIA) in order for the Company not to sustain any loss of principal or interest. Since MBIA is still rated AA (S&P), we believe that the probable outcome is that principal and interest will be paid in full and, accordingly, the impairment on that security is not regarded as OTTI.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

Note 3 – Fair Value Measurements, page 17

4.	You disclose that you use a pricing service to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

General response to comment 4: we respond to each of the separate bullet points in comment 4 below. Our responses apply both to the methodology used in the Form 10-Q and also describe our ongoing practices. In future filings, we will include the information provided by each of the responses, to the extent it is relevant in the context of the applicable report.

•

The factors you considered in concluding that the majority of your fair values were based on level 1 or level 2 inputs based on your disclosure that the fair values may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement;

Response to first bullet point: The disclosure in Note 3 that “the fair values presented above represent our best estimates and may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instruments,” only pertains to Level 3 instruments. If similar disclosure is relevant in future filings, we will revise the statement to refer to the fact that valuations for Level 3 securities are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

All of the Company’s invested assets held at September 30, 2008, except for seven instruments with an aggregate value of $8.6 million, were priced using either independent pricing services or available market prices to determine fair value. The Company classifies such instruments in active markets as Level 1 and those not in active markets as Level 2. Six of the seven instruments, where the values provided by an independent pricing service or quoted market prices were not used, were asset backed and mortgage backed instruments totaling $8.5 million and were classified in Level 2 because of the inactive markets in which they are traded. The remaining instrument was a corporate bond with a value of $.1 million, which we believe was appropriately classified as Level 3.

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

Response to second bullet point: The Company receives pricing from independent pricing services, and these are compared to prices available from sources accessed through the Bloomberg Professional System. The number of available quotes varies depending on the security. If there is a material difference in the prices obtained, further evaluation is made, as described in the response below to the third bullet point.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;

Response to third bullet point: Market prices and valuations from sources such as the Bloomberg system, TRACE and dealer offerings are used as a check on the prices obtained from the independent pricing services. Should a material difference exist, then an internal valuation is made. This occurs primarily with mortgage backed securities where the matrix pricing methodology used by the independent pricing service is too broad. This often involves differences in reasonable prepayment assumptions or significant differences in performance among issuers. In some cases, other external observable inputs such as credit default swap levels are used as input in the fair value analysis.

•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

Response to fourth bullet point: For U. S. Treasury, U. S. government and corporate bonds, the independent pricing services obtain information on actual transactions from a large network of broker-dealers and determine a representative market price based on trading volume levels. For asset backed and mortgage backed instruments, the independent pricing services obtain information on actual transactions from a large network of broker-dealers and sorts the information into various components, such as asset type, rating, maturity, and spread to a benchmark such as the U.S. Treasury yield curve. These components are used to create a pricing matrix for similar instruments.

•	Whether the broker quotes are binding or non-binding; and

Response to fifth bullet point: All broker-dealer quotations obtained are non-binding. For short-term investments classified as Level 1 and Level 2, the Company uses prices provided by independent pricing services. The short-term investments classified as Level 3 are all auction rate preferred shares, and the Company used broker-dealer quotes which are non-binding.

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response to sixth bullet point: The Company uses the following hierarchy for each instrument in total invested assets:

1. The Company obtains a price from an independent pricing service.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

2. If no price is available from an independent pricing service for the instrument, the Company obtains a market price from a broker-dealer or other reliable source, such as Bloomberg.

3. The Company then validates the price obtained by evaluating its reasonableness. The Company’s review process includes quantitative analysis (i.e., credit spreads and interest rate and prepayment fluctuations) and initial and ongoing evaluations of methodologies used by outside parties to calculate fair value and comparing the fair value estimates to its knowledge of the current market. If a price provided by a pricing service is considered to be materially different from the other indications that are obtained, the Company will make a determination of the proper fair value of the instrument based on data inputs available.

4. In order to determine the proper FAS 157 classification for each instrument, the Company obtains from its independent pricing service the pricing procedures and inputs used to price the instrument. The Company analyzes this information, taking into account asset type, rating and liquidity, to determine what inputs are observable and unobservable in order to determine the proper FAS 157 level. For those valued internally, a determination is made as to whether all relevant inputs are observable or unobservable in order to classify correctly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

5. You disclose that the decrease in policy acquisition costs is due, in part, to the reversal of the premium deficiency for underwriting losses on the South Central business that was recorded in 2007. However, you disclose that premiums written declined in the South Central business from $37.4 million to $34.2 million for the nine months ended September 30, 2008 and the comparable period in the prior year and that you had unfavorable claims development of over $2 million during the nine months ended September 30, 2008. Please disclose the amount of the policy acquisition costs that you reversed and the factors considered in reversing the premium deficiency recorded during the fourth quarter of 2007. Further, provide us your analysis including the authoritative literature that supports your reversal of the premium deficiency under GAAP.

Response to Comment 5: The premium deficiency is a contra asset that is recorded against the deferred policy acquisition costs (asset). As such, the increase or decrease in the premium deficiency is recognized through policy acquisition costs (expense). An increase in the premium deficiency would increase the expense, while a decrease would decrease the expense.

In the nine months ended September 30, 2008, premiums written declined 8% in the South Central region, and marketing and underwriting costs declined 14%, making the decrease in marketing and underwriting expenses the most significant reason for the decline. While the South Central region had unfavorable prior period development of over $2 million for the nine months ended September 30, 2008, the amount of unfavorable development declined quarter-to-quarter in 2008, and only $100,000 of the $2 million occurred in the quarter ended September 30, 2008. For the premium deficiency calculation, expected claim costs and claim adjustment expenses in the future, rather than prior period development, are relevant. The decrease in expected claim costs and claim adjustment expenses during these periods is the reason for the decrease in the premium deficiency.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

The expected claim costs and claim adjustment expenses ratio were 83.3% at December 31, 2007, 81.3% at June 30, 2008 and 77.7% at September 30, 2008. Rate increases and product enhancements implemented during 2008 caused improvement in the ratios during these periods.

FAS 60, paragraph 33 states “A premium deficiency shall be recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums”. At June 30, 2008, the sum used in the above calculation exceeded unearned premiums by approximately $347,000; at September 30, 2008, that sum did not exceed unearned premiums, and therefore a premium deficiency was not recorded. The amount of premium deficiency reversed in the third quarter of 2008 and the first nine months of 2008 was approximately $347,000 and $623,000, respectively.

Exhibits

6. It appears that you have filed a copy of your lease agreement with Crescent Real Estate Funding VIII, L. P. and the first, second and fifth amendments thereto, but have not filed copies of the third and fourth amendments to the lease agreement. Similarly, it appears that you have filed a copy of your credit agreement with The Frost National Bank and the second amendment thereto, but did not file the first amendment to the credit agreement. Please revise to file copies of these amendments. Alternatively, if you believe that such agreements are not required to be filed to item 601(b) of Regulation S-K, please provide us with a detailed analysis which supports your apparent conclusion.

Response to Comment 6: In each case referred to in the comment, the provisions of the relevant amendment were not material, and we therefore did not file them as exhibits to our reports. Supplementally, we provide the following information about each amendment to explain why the amendments are not material to an investor:

Third Amendment to Office Lease: the sole purpose of this amendment was to memorialize an oral agreement previously reached with the landlord, pursuant to which the Company was given the right to use conference facilities in the office building (which was not leased premises under the Company’s lease), without rental charges, as long as the space is not otherwise occupied.

Fourth Amendment to Office Lease: the sole purpose of this amendment was to provide for additional phone and data cabling to some of the Company’s space in the building. The costs incurred were not material.

First Amendment to Credit Agreement: the Company’s Credit Agreement contains provisions whereby the Company is restricted from engaging in certain specified transactions without the lender’s prior consent, including the issuance of trust preferred securities. The sole purpose of this amendment was to provide for the lender’s consent to transactions in which the Company issued trust preferred securities and to amend the credit agreement to allow for future similar transactions.

* * * * *

Mr. Jim B. Rosenberg

Securities and Exchange Commission

January 23, 2009

This is to acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

When you have had the opportunity to review the responses set forth herein, we would be pleased to discuss our responses or provide additional explanatory information if necessary. Please do not hesitate to contact the undersigned at the numbers shown below or John S. Daniels, General Counsel of GAINSCO, INC. (972.629.4411) in that regard.

Very truly yours,

/s/ Daniel J. Coots
Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
972.629.4407 (voice)
972.629.4401 (facsimile)